
umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA





For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, August 31, 2010

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The half year results 2010;
- The convening notice to the extraordinary general meeting to be held on October 6, 2010.

Yours sincerely,

Umicore

B. Caeymaex
Manager Legal Corporate Dept.

G. Nolens
Senior Vice-President
Legal Affairs

Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

Press Release
Regulated information
6 August 2010 - 07:30 CET
CP-2010-18-R

umicore

HALF YEAR RESULTS 2010

Highlights

Umicore's performance in the first half of 2010 improved substantially from the low levels seen in the first half of 2009, and was also well up compared to the second half of 2009. This was due to the recovery in the main markets of the Advanced Materials and Precious Metals Products & Catalysts businesses, coupled with the positive impact of cost reduction measures. The Precious Metals Services business continued to perform at an outstanding level with better supply conditions and higher metal prices.

- Revenues of € 987.1 million (€ 860.2 million in H1 2009);
- Recurring EBIT of € 186.3 million (€ 49.5 million in H1 2009);
- EBITDA of € 244.3 million (€ 111.6 million in H1 2009);
- Adjusted basic EPS of € 1.24 per share (€ 0.18 per share in H1 2009);
- ROCE of 20.1%.

Although the combination of increased revenues and higher metal prices led to higher working capital needs, which impacted operating cashflow and resulted in a higher net debt, the company's gearing remains low.

- Net debt of € 240.6 million at the end of June 2010 (€ 161.1 million at end 2009);
- Gearing ratio of 13.7%.

The investment in longer-term growth initiatives continues:

- R&D expenditure, including capitalised costs, was € 66.2 million, representing 6% of revenues;
- Capital expenditures reached € 75.5 million.

Outlook

Based on the first half year performance and forecast demand for the second half, Umicore is raising its full year earnings guidance. Full year recurring EBIT is now expected to be in the range of € 315 million to € 335 million.

Dividend

The Board of Directors has decided to amend the company's policy to take into account the payment of an interim dividend which will always correspond to half of the dividend paid in respect of the previous year's earnings. Consequently, an interim dividend of € 0.325 will be paid out in October 2010.

Note: All comparisons are made with the first half of 2009, unless mentioned otherwise.

n.v. Umicore s.a.
Group Communications

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

Key figures
(in million €)

	H1 2009	H2 2009	H1 2010
Turnover	3,384.8	3,552.7	4,678.7
Revenues (excluding metal)	860.2	863.0	987.1
EBITDA	111.6	147.9	244.3
Recurring EBIT	49.5	96.9	186.3
of which associates	(17.1)	11.0	19.8
Non-recurring EBIT	(6.0)	(5.4)	(12.0)
IAS 39 effect on EBIT	4.6	1.6	3.1
Total EBIT	48.1	93.0	177.5
Recurring EBIT margin	7.7%	9.9%	16.9%
Net recurring consolidated profit, Group share, without discontinued operations	19.7	62.2	139.7
Result from discontinued operations, Group share	(3.1)	(1.1)	-
Net consolidated profit, Group share, with discontinued operations	21.3	52.5	126.9
R&D expenditure	68.4	67.3	66.2
Capital expenditure	102.9	87.5	75.5
Net cash flow before financing	170.9	87.5	5.6
Total assets of continued operations, end of period	2,925.7	2,826.7	3,227.6
Group shareholder's equity, end of period	1,260.4	1,314.2	1,453.7
Consolidated net financial debt of continued operations, end of period	239.0	161.1	240.6
Gearing ratio of continued operations, end of period	15.4%	10.5%	13.7%
Capital employed, end of period	1,756.2	1,765.8	1,939.2
Capital employed, average	1,815.1	1,761.0	1,852.5
Return on Capital Employed (ROCE)	5.5%	11.0%	20.1%
Workforce, end of period	13,864	13,720	14,305
of which associates	4,262	4,405	4,877
Accident frequency rate	3.07	3.17	3.66
Accident severity rate	0.09	0.07	0.12

umicore

Key figures per share
(in €/share)

	H1 2009	H2 2009	H1 2010
Total shares outstanding, end of period	120,000,000	120,000,000	120,000,000
of which treasury shares	7,590,072	7,506,197	7,015,022
Average number of shares, basic EPS	112,231,341	112,456,658	112,785,361
Average number of shares, fully diluted EPS	112,621,259	112,991,177	113,427,538
EPS adjusted excluding discontinued operations			
EPS, basic	0.18	0.55	1.24
EPS, diluted	0.17	0.55	1.23
EPS excluding discontinued operations			
EPS, basic	0.22	0.48	1.13
EPS, diluted	0.22	0.47	1.12
EPS including discontinued operations			
EPS, basic	0.19	0.47	1.13
EPS, diluted	0.19	0.46	1.12
Net cash flow before financing, basic	1.52	0.78	0.05
Total assets of continued operations, end of period	26.03	25.13	28.57
Group shareholder's equity, end of period	11.21	11.68	12.87

Segment split


Revenues
(excluding metal)
ZS 13%
AM 18%
PMS 21%
PMPC 48%
EBIT
(recurring)
ZS 6%
AM 19%
PMS 43%
PMPC 32%
Capital employed
(average)
ZS 17%
AM 26%
PMS 8%
PMPC 49%

AM = Advanced Materials; PMPC = Precious Metals Products & Catalysts;
PMS = Precious Metals Services; ZS = Zinc Specialties; Corporate not included

umicore

ADVANCED MATERIALS

Advanced Materials key figures (in million €)	H1 2009	H2 2009	H1 2010
Turnover	240.1	301.3	348.3
Revenues (excluding metal)	153.9	151.1	173.3
EBITDA	10.0	26.6	52.9
Recurring EBIT	0.5	21.1	39.5
of which associates *	(4.6)	9.7	18.3
Total EBIT	3.5	25.1	35.6
Recurring EBIT margin	3.3%	7.5%	12.2%
Capital expenditure	32.9	18.1	16.4
Capital employed, end of period	452.5	442.7	497.6
Capital employed, average	458.5	447.6	470.1
Return on Capital Employed (ROCE)	0.2%	9.4%	16.8%
Workforce, end of period	5,140	5,294	5,776
of which associates *	3,540	3,647	4,108

* Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives

Overview and outlook

Advanced Materials revenues were up by 13%. Increased activity levels in the end-markets of Cobalt & Specialty Materials more than offset the effect of lower volumes in the Optics business of Electro-Optic Materials.

Recurring EBIT recovered strongly from the break-even levels of the first half of 2009, and was almost double the result of the second half of 2009. A stronger performance in the Cobalt & Specialty Materials businesses was complemented by a much improved contribution from Element Six Abrasives.

The continued recovery in Rechargeable Battery Materials activities in the second half of the year should drive results above those of the same period in 2009.

Cobalt & Specialty Materials

Revenues and earnings were well up for the business unit, compared to the weak performance in the first half of 2009. All business lines contributed to the increase.

The **Ceramics and Chemicals** business line posted continued growth. This was especially the case in nickel specialties, where Umicore was able to increase sales volumes despite tightness in the market for some specific raw materials. Sales volumes of inorganic cobalt-containing products were level with the first half of 2009, whereas organic metallic compounds continued to grow. The European distribution activities were a key element in the strong performance. Umicore raised its participation in Todini & Co., its Italian-based associate, from 40% to 48%.

Sales of cobalt powders in the **Tool Materials** business line increased significantly from the levels seen in the first half of 2009. The main increase was observed for hard metal applications, (automotive, machinery and mining) while for diamond tools (construction) the recovery became evident towards the end of the period.

Revenues in **Rechargeable Battery Materials** were well up compared with the first half of 2009, and higher than the second half, with sharp restocking and destocking movements at battery manufacturers during the period. Despite this volatility, current order levels confirm an improvement in underlying demand. The ratio of NMC materials to lithium cobaltite (LCO) continued to increase. The announced capacity expansions for NMC materials at Umicore's Korean and Chinese plants, and the construction of a greenfield operation in Japan are well on track. These expansions are in anticipation of further growth of the market and more specifically in (H)EV applications.

Processed volumes were up significantly for the unit's **Refining** operations, both in Belgium and China.

Electro-Optic Materials

Revenues and earnings for the business unit were down due to lower demand in infra-red optics.

Sales of **Substrates** were up compared to the level in the first half of 2009, as demand for substrates used in LED lighting continued to increase. The new substrates plant in Quapaw, USA, is under qualification with key customers.

In **Optics**, sales volumes of germanium optical blanks were lower year on year. Although order intakes reached 2009 levels towards the end of the period, demand from government sponsored programs in the first quarter was weak. The smaller finished optics activities, however, recorded encouraging progress both in driver vision enhancement systems and in security and surveillance night vision systems. Sales volumes of germanium tetrachloride were flat.

Thin Film Products

Revenues and earnings for the business unit were well up year on year.

Sales of materials for use in **Optics & Electronics** applications improved significantly year-on-year, with demand in the micro-electronics sector being particularly strong. The uplift in optical coatings was less pronounced as the downturn in 2009 was less severe in this activity. Umicore benefited from shifting its product portfolio to higher added-value products.

For **Large Area Coatings**, sales were up year on year, especially for planar ITO targets used in touch panel manufacturing for consumer electronics. Orders for both ITO and AZO targets in rotary format continued to grow, especially for architectural glass applications. Umicore continues to strengthen its position in the new rotary target business, particularly for architectural glass and photovoltaic applications.

Element Six Abrasives

Element Six Abrasives showed a much improved performance compared to the weaker first half of 2009. All business lines contributed to this improvement. Profitability was positively impacted by improved market conditions and the benefits of restructuring measures implemented in 2009.

Oil & Gas benefited from increased demand from the drilling industry in line with a higher US and global rig count.

The **Advanced Materials** Division started to benefit from a strategic shift to focus on products requiring closer partnerships with customers. Diamond grit sales as well as sales of cutting tools for precision machining grew strongly.

In **Hard Materials** revenue also increased, although this was at lower rates than in the other business lines as the business had been more robust in 2009. Hard Materials benefited from a better product mix and good demand for carbide-based abrasives particularly in the mining and road construction sectors.

umicore

PRECIOUS METALS PRODUCTS & CATALYSTS

Precious Metals Products & Catalysts key figures (in million €)	H1 2009	H2 2009	H1 2010
Turnover	1,053.9	1,197.3	1,595.9
Revenues (excluding metal)	387.9	421.9	478.6
EBITDA	10.4	59.3	82.3
Recurring EBIT	(9.1)	41.8	67.4
of which associates *	(10.6)	1.1	1.2
Total EBIT	(13.3)	37.8	67.7
Recurring EBIT margin	0.4%	9.6%	13.8%
Capital expenditure	28.9	33.7	25.5
Capital employed, end of period	808.0	825.8	928.2
Capital employed, average	836.6	816.9	877.0
Return on Capital Employed (ROCE)	-2.2%	10.2%	15.4%
Workforce, end of period	4,046	3,767	3,800
of which associates *	273	285	282

* ICT Co. Japan, ICT Inc. USA, Ordeg Korea, (all Automotive Catalysts); SolviCore (Catalyst Technologies)

2009 figures exclude the battery recycling activities, which are now reported in Precious Metals Services.

Overview and outlook

Recurring EBIT continued to recover from the negative result in the first half of 2009, building steadily on the rebound seen in the second half of last year.

Most activities showed strong revenue growth and in Automotive Catalysts and Technical Materials this was supplemented by the positive impact of the cost reduction measures.

The second half year performance is expected to be well up compared to the equivalent period in 2009. Taking into account the usual seasonal effects and an anticipated reduction of the pace of growth in the automotive sector, however, the result is expected to be lower than in the first half.

Automotive Catalysts

Global light duty vehicle production improved by some 38% year on year, and by 9% compared with the second half of 2009. This growth, partly driven by government incentives, is expected to taper off in the second half of 2010, reflecting a more normalised market. Global inventory levels are up somewhat but remain low relative to historical norms. Umicore's first half catalyst sales volumes were in line with the car market, resulting in strong growth for revenues and earnings.

In Europe, light duty vehicle production improved by some 20%. Government incentives started to expire, causing a return to more normal market conditions that are expected to continue into the second half. The share of diesel engines in the market has started to grow again and has returned to a level slightly below 50% of the market. The faster growth of the diesel portion of the market, which requires more complex catalyst systems, as well as the strong growth of higher-end gasoline engines, meant that Umicore's revenue growth outpaced that of vehicle build in Europe.

North America showed the most notable improvement, from the particularly weak first half in 2009. Overall light duty vehicle production was up 71% year on year. The market upturn was not reflected to the same extent in Umicore's revenues as a result of the company's business mix in the region. In South America the year-on-year vehicle production increase was more moderate at 17%.

In Asia, production of light duty vehicles was up year on year. In China production was up some 47%. The growth was less pronounced in the second quarter, as the incentive schemes and their effectiveness started to taper off. In Japan and Korea, markets which are heavily influenced by overseas demand through exports, first half production was up by 25% and 42% respectively. Umicore's catalyst sales volumes in Asia were in line with the market evolution, driven by a strong performance in China and Korea, two regions where Umicore is a market leader. The announced capacity expansion is currently being implemented in Suzhou, China, with capabilities ramping up towards the end of the year.

In the past months, Umicore continued to secure incremental awards for future heavy-duty diesel business and has continued to position itself for more significant awards that are expected to be allocated in the near future.

Precious Metals Chemistry

The end markets for Umicore's catalyst technologies are recovering gradually and show a large improvement versus a particularly weak first half in 2009. Sales of pgm-containing precursors for automotive catalysts improved strongly in line with automotive demand. Catalytic products for chemical processing, life science and other non-catalytic solutions rose as well, in line with the gradual recovery of overall economic demand. Sales of APIs (Active Pharmaceutical Ingredients), manufactured in Umicore's new plant in Argentina, continued to grow.

In the fuel cells activity, which is still a development effort, collaboration with OEMs for automotive applications continues to develop positively. Order levels, mainly for stationary applications, are increasing.

Platinum Engineered Materials

The business unit revenues were stable. Growth in glass applications was offset by a decrease in revenues for performance catalyst products.

Sales of platinum equipment used in **Glass Applications** were well up. Growth was achieved in all sectors: display, technical and optical glass. As the glass industry had reduced capacity in 2009, start-up of the operations requires maintenance and replacement of certain pieces of equipment, thereby adding to the demand. End-user demand for LCD displays continues to grow, especially for various kinds of touch panels.

Sales of platinum gauzes in the **Performance catalysts** business line were down year on year due to lower demand from the fertiliser industry. However, a pick-up in demand was noted following the agriculture sector's spring campaign. Sales of N_2O abatement catalysts are progressing, but remain small relative to the sales of other products.

Technical Materials

Revenues in the first half were well up for all business activities, destocking having run its course. On top of this, earnings benefited from the cost reduction measures implemented in 2009. The improvement was most pronounced in Europe and Latin-America.

In **BrazeTec** sales of brazing alloys, pastes and fluxes grew in line with increased activity in the electrical equipment and tooling markets. Demand from the HVACR sector was strong as well.

Sales of **Contact Materials** were up in all segments, from residential to industrial switchgear uses and automotive applications.

The smaller **Power Technology Materials** activity continued to show growth in its application areas, which include energy saving lighting and medium and high voltage electrics.

Jewellery & Electroplating

Revenues and EBIT were well up for the business unit. While all activities performed well the recovery of the Electroplating business represented the most significant change compared to the business unit's robust performance through 2009.

In the **Electroplating** business, sales of plating solutions to technical applications benefited from a recovery of the semiconductor packaging market and other electronics applications. Demand for decorative uses, such as plated jewellery, grew both in Europe and overseas.

In the **Jewellery and Industrial Metals** business line, demand for decorative precious metal applications used in jewellery and other luxury goods were up. Sales volumes of silver products for industrial applications mainly for chemical catalysts were also up year on year, while deliveries of coin blanks remained at a high level. With the rising precious metal prices, demand for recycling remains high and intake of scrap from various industries (e.g. electronics) has increased. The new production facility in Foshan, China, is gradually ramping up production.

umicore

PRECIOUS METALS SERVICES

Precious Metals Services key figures (in million €)	H1 2009	H2 2009	H1 2010
Turnover	1,829.6	1,781.1	2,383.1
Revenues (excluding metal)	185.7	167.9	204.6
EBITDA	76.5	64.5	108.3
Recurring EBIT	60.2	44.5	87.3
Total EBIT	54.0	42.8	83.0
Recurring EBIT margin	32.4%	26.5%	42.7%
Capital expenditure	27.5	18.2	23.0
Capital employed, end of period	168.0	151.1	137.1
Capital employed, average	194.5	159.5	144.1
Return on Capital Employed (ROCE)	61.9%	55.8%	121.2%
Workforce, end of period	1,467	1,486	1,494

2009 figures include the battery recycling activities, previously reported in Precious Metals Products & Catalysts.

Overview and outlook

Precious Metals Services revenues were up by 10% reflecting an improved supply environment, particularly for end-of-life materials.

The recurring EBIT was up 45% compared to 2009 with increased contributions from both the refining and metals management activities.

The business group is expected to deliver a strong result in line with the first half year, considering the available supply and metal prices which are to a large extent locked in through year-end.

Precious Metals Refining

Precious Metals Refining booked a strong first half year result with revenues and earnings up year on year, helped by high metal prices and renewed economic activity. The unique metallurgical flowsheet and comprehensive service offering continues to deliver outstanding results in widely differing market conditions.

Supply of industrial residues has recovered to the levels of 2008, following the activity pickup at non-ferrous metal refiners around the world. The unit was also successful in attracting certain new streams of complex materials. Arrivals of end-of-life materials increased by 39% in volume terms. Electronic scrap supply remained at high levels, while availability of industrial catalysts increased with the rising activity level in the chemical industry. As a result of the uplift in PGM prices and increased car scrapping, arrivals of spent automotive catalysts recovered, although not yet to the levels observed prior to the downturn.

The rising metal prices contributed to the strong performance. Spot prices rose significantly for precious metals and also for several specialty metals such as selenium, indium, nickel and ruthenium. The business has taken steps to derive future benefit from the current high metals prices. A portion of the

metal price component in its earnings and cash flows has been locked in through longer term contracts for 2010, stretching into 2011, and to a lesser extent into 2012. This is primarily for gold, silver, platinum and palladium.

The market for by-products such as sulphuric acid is improving, albeit to lower price levels than before the economic downturn.

Precious Metals Management

Earnings for the first half year were well above those of the prior year with overall industrial activities picking up and higher metal price volatility

Most industrial sectors showed significant demand improvement for physical precious metals, leading to increased activity levels in physical sales, purchases and leases of precious metals.

Sales of gold and silver investor bars were somewhat lower in the first two months of the year, but demand rose significantly thereafter following the financial market concerns around government credit situations, particularly in Europe. Increased price volatility on the metal markets as well as overall higher prices also contributed to the improved performance.

Battery Recycling

Deliveries of spent rechargeable batteries from portable electronics continued to grow, mainly coming from the EU, where legislation is being implemented. The unit is in discussion with most OEMs active in (H)EV production or development, in order to set up a collection and recycling system for the batteries of these vehicles. Meanwhile Umicore is developing a dismantling centre for these larger types of batteries in Hanau, Germany. Construction of the new battery recycling plant in Hoboken is underway.

umicore

ZINC SPECIALTIES

Zinc Specialties key figures (in million €)	H1 2009	H2 2009	H1 2010
Turnover	252.8	263.8	339.8
Revenues (excluding metal)	132.6	122.0	130.5
EBITDA	30.7	17.3	22.2
Recurring EBIT	19.7	9.9	13.4
of which associates *	1.1	1.9	1.2
Total EBIT	24.7	12.3	16.4
Recurring EBIT margin	14.0%	6.5%	9.3%
Capital expenditure	6.6	10.2	5.0
Capital employed, end of period	286.1	289.9	303.6
Capital employed, average	273.4	288.0	296.7
Return on Capital Employed (ROCE)	14.4%	6.9%	9.0%
Workforce, end of period	2,158	2,128	2,176
of which associates *	449	473	487

* Rezinal (Zinc Chemicals); Ieqsa (Building Products)

Overview and outlook

Zinc Specialties revenues were in line year on year as an improvement in Zinc Chemicals was offset by a decrease in Building Products.

Recurring EBIT was lower as a result of a lower received zinc price in Zinc Chemicals and lower volumes in Building Products.

The second half year performance is expected to be up year on year, and somewhat down compared to the first half of the year due to the typical seasonality in the business.

Zinc Chemicals

Sales volumes and revenues showed a strong progression year-on-year. The earnings of the business were, as expected, negatively impacted by a lower received zinc price.

The strongest volume improvement was seen in **Fine Zinc Powders**, with the most beneficial effect coming in products for anti-corrosive paints - especially in China. Premiums were at similar levels year on year.

Deliveries of **Zinc Oxide** products were also up year on year with lower demand for ceramic applications being more than offset by demand from other application areas. Premiums in zinc oxides were slightly lower year on year. The recycling activity remained subdued due to lower availability of residues as a consequence of the downturn in the galvanising industry.

In **Zinc Battery Materials** strong sales were recorded mainly due to higher demand in North America, and to a lesser extent in Europe. The lower level of sales volumes in China due to a slow start to the year was offset by better premiums..

umicore

Building Products

Revenues and earnings were down year on year due to lower sales volumes resulting from the low level of building projects initiated in 2009. Although the second quarter revenues were back to last year's levels in Umicore's main markets of France, Germany and Benelux, this was not enough to offset the impact of the harsh European winter on sales in the first quarter. Overall premiums were stable. Sales in other parts of Europe remained subdued while growth continued to be recorded in overseas markets.

Signals from the construction market have become more positive and the number of building permit requests in the unit's core European markets started rising again in the first quarter on the year. A positive impact from this trend is to be expected from 2011.

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CORPORATE & GROUP ITEMS

Corporate key figures (in million €)	H1 2009	H2 2009	H1 2010
EBITDA	(16.0)	(19.7)	(21.5)
Recurring EBIT	(21.8)	(20.3)	(21.3)
of which associates *	(3.0)	(1.8)	(0.9)
Total EBIT	(20.8)	(25.0)	(25.2)
Capital expenditure	7.0	7.4	5.5
Capital employed, end of period	41.6	56.4	72.7
Capital employed, average	52.2	49.0	64.5
Workforce, end of period	1,053	1,045	1,059

* HyCore

Corporate overview

Overall corporate costs were at the same level as 2009.

No material changes are anticipated in the corporate cost structure in the second half of 2010.

Research & development

Overall R&D expenditure (which includes Group level efforts and those of the business units) was € 66.2 million, of which some € 7.9 million were capitalised. Excluding the associates contribution of € 7.48 million, this corresponds to 6% of revenues. R&D expenditure in the business units remained in line with 2009 expenditure. Group R&D efforts were somewhat lower as the HyCore research activities were put on hold.

The Group R&D unit, which combines business unit support with fundamental materials research, was successful in securing additional research grants for the more basic research it performs. This was notably the case for a specific project on energy materials, which was submitted to the SIM (Strategic Initiative Materials) which involves the Flemish authorities and a number of industrial partners.

Umicore is also a core participant in the installation of Europe's most powerful Transmission Electron Microscope at the Antwerp University in Belgium in June. The installation is the result of a collaboration between the university and the industry. The possibilities this research tool offers, will allow the company to further enhance its analytical competences.

Environment, health & safety

The Group safety performance showed an accident frequency rate of 3.66 and an accident severity rate of 0.12, slightly above the levels of 2009. The company pursues its safety initiative launched in early 2009, aiming for a zero accident work environment.

In Viviez, France, the construction of the remediation plant is almost completed. The remediation of the historical soil pollution around Umicore's zinc operations at this location, will be started in September. The project, which is due to be completed in 2014, is widely seen as a benchmark for remediation in France.

As the deadline for the first registration of substances in the REACH framework approaches (31 November), Umicore has stepped up its efforts in this area. Some 90 raw materials, intermediates and products will be filed in this first registration step. Some 300 other substances are due to be filed in the subsequent registration steps, stretching out until 2018.

umicore

Human Resources

As the business has returned to growth, so has the headcount started to increase in certain areas. The rise was most notable in the Advanced Materials associates, mainly in Element Six Abrasives.

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FINANCIAL REVIEW

Non-recurring items and IAS 39

Non-recurring EBIT totalled € -12.0 million with the impact on the net result (Group share) being € -9.3 million. This mainly consisted of impairments on permanently tied up metal inventories for some € 7.3 million, primarily related to zinc inventories. Impairment of the goodwill on the Hycore joint venture, following the suspension of its activities, amounted to € 4.2 million. These impairments are non-cash in nature.

IAS 39 accounting rules had a positive effect on EBIT of € 3.1 million. The impact concerns timing differences imposed by IFRS that relate primarily to transactional and structural metal and currency hedges. All IAS 39 impacts are non-cash in nature.

Financial results and taxation

Net financial charges totalled € 15.9 million, of which € 9.9 million recurring and € 6.0 million are related to non-cash IAS effects. The recurring financial charges were substantially lower than the € 17.4 million recorded in the first half of 2009, reflecting lower interest charges. This was the result of the lower average indebtedness and the drop in interest rates.

The tax charge for the period amounted to € 31.3 million. The recurring tax charge was € 33.4 million and a further tax charge of € 0.5 million related to IAS 39 effects. A tax gain of € 2.7 million was recorded on the non-recurring results. The overall recurring effective tax rate for the period was 21.3% versus 19.9% in the first half of 2009.

Cashflows

Net cashflow from operations was € 82.7 million, as strong operating cashflows were partly used to fund increased working capital needs, which totalled € 97.1 million.

Capital expenditures totalled € 75.5 million in the first half year. Expenses for growth projects accounted for about half of this amount and were concentrated in the Automotive Catalysts, Battery Recycling and Cobalt & Specialty Materials business units. In China the new automotive catalyst production line is nearing completion, while the UHT installation for battery recycling on the Hoboken site in Belgium is under construction. The planned capacity expansions for rechargeable battery materials are in a preparatory phase.

Net cashflow before financing was € 5.6 million.

Financial debt

At 30 June Umicore's net financial debt stood at € 240.6 million, up from € 161.1 million at 31 December 2009. The rise is mainly due to the growing working capital needs resulting from the combination of increased revenues and higher metal prices.

Total equity at 30 June stood at € 1,515.6 million. Gearing ratio (net debt / net debt + equity) therefore stood at 13.7%.

Dividend and shares

The Board of Directors has decided to institute an interim dividend payment as an amendment to the company's dividend policy. The interim dividend will correspond to half of the total dividend paid for the prior year. The difference between the interim dividend and the total dividend for the year (as proposed by the Board and subject to approval by the shareholders) will be paid out after the AGM. As a result of this policy change an interim dividend of € 0.325 (i.e. half of the dividend paid in respect of 2009 earnings) will be paid out in October 2010.

On 30 June 2010 Umicore held 7,015,022 of its own shares in treasury, or 5.8% of the total shares outstanding. During the period some 500,000 shares were used in the context of the Group's stock option programmes. At 5 August 2010 Umicore held 7,013,522 in treasury, representing 5.8% of the Group's outstanding shares.

umicore

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION OF 2010

Statutory auditor's report on review of condensed consolidated interim financial information for the period ended 30 June 2010

We have reviewed the accompanying consolidated balance sheet of Umicore S.A. and its subsidiaries, as of 30 June 2010 and the related consolidated statements of income, cash flows, comprehensive income and changes in the equity for the 6 months period then ended, as well as the condensed explanatory notes. The board of directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

We conducted our review in accordance with the recommendation of the Belgian Institute of Company Auditors related to the performance of reviews. Accordingly, it involved principally analysis, comparison and discussion of the condensed consolidated interim financial information and, accordingly, was less extensive in scope than an audit of that information.

Our review did not reveal any matters requiring correction of the condensed consolidated interim financial information for it to have been prepared, in all material respects, in accordance with IAS 34 as adopted by the European Union.

Brussels, 5 August 2010

PricewaterhouseCoopers Bedrijfsrevisoren / Reviseurs d'Entreprises
Represented by

Raf Vander Stichele
Bedrijfsrevisor

Management responsibility statement

We hereby certify that, to the best of our knowledge, the condensed Interim Consolidated Financial Statements prepared in accordance with the IAS 34 "Interim Financial Reporting" as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the first semester of 2010. The commentary on the overall performance of the Group from page 1 to 15 in our view offers a fair and balanced review of the overall performance of the business during the same period. Any material related parties' transactions or conflicts of interest have been disclosed in the financial information.

There have been no material changes to the risks and uncertainties for the Group as outlined in the 2009 Report to Shareholders and Society; these risks and uncertainties remain applicable for the financial performance of the Group for the remainder of 2010.

Brussels, 5 August 2010

On behalf of the Executive Committee,

Marc Grynberg
Chief Executive Officer

umicore

Consolidated income statement

(in million €)	H1 2009	H2 2009	H1 2010
Turnover	3,384.8	3,552.7	4,678.7
Other operating income	20.8	52.4	33.7
Operating income	3,405.5	3,605.1	4,712.4
Raw materials and consumables	(2,847.7)	(3,019.6)	(4,004.0)
Payroll and related benefits	(289.7)	(287.7)	(321.7)
Depreciation and impairments	(45.4)	(37.7)	(70.6)
Other operating expenses	(162.5)	(170.7)	(148.6)
Operating expenses	(3,345.3)	(3,515.7)	(4,544.9)
Income (loss) from other financial assets	0.2	0.3	1.2
Result from operating activities	60.4	89.7	168.7
Financial income	3.0	2.6	1.8
Financial expenses	(19.1)	(15.9)	(12.2)
Foreign exchange gains and losses	5.7	(12.3)	(5.4)
Share in result of companies accounted for	(12.3)	3.4	8.7
Profit (loss) before income tax	37.8	67.5	161.6
Income taxes	(10.4)	(10.2)	(31.3)
Profit (loss) from continuing operations	27.4	57.3	130.3
Profit (loss) from discontinued operations	(3.1)	(1.1)	-
Profit (loss) of the period	24.3	56.2	130.3
of which minority share	3.0	3.7	3.4
of which Group share	21.3	52.5	126.9
(in € / share)			
Basic earnings per share from continuing operations	0.22	0.48	1.13
Total basic earnings per share	0.19	0.47	1.13
Diluted earnings per share from continuing operations	0.22	0.47	1.12
Total diluted earnings per share	0.19	0.46	1.12

umicore

Consolidated statement of comprehensive income
(in million €)

	H1 2009	H2 2009	H1 2010
Profit (loss) of the period	24.3	56.2	130.3
Changes in available-for-sale financial assets reserves	20.3	13.1	1.4
Changes in cash flow hedge reserves	(30.1)	(26.4)	(15.3)
Changes in post employment benefit reserves	(1.3)	(10.9)	(14.4)
Changes in deferred taxes directly recognized in equity	9.8	12.1	8.8
Changes in currency translation differences	25.7	13.4	104.0
Other comprehensive income	24.3	1.3	84.5
Total comprehensive income for the period	48.6	57.6	214.8
of which minority share	8.1	4.2	9.8
of which Group share	40.4	53.3	205.0

The deferred tax impact on the other comprehensive income is related to the cash flow hedge reserves for € 5.5 million and to post employment benefit reserves for € 3.2 million.

umicore

Consolidated balance sheet

(in million €)

	30 / 06 2009	31 / 12 2009	30 / 06 2010
Non-current assets	1,189.9	1,243.6	1,316.6
Intangible assets	126.1	139.0	156.5
Property, plant and equipment	749.6	763.8	794.4
Investments accounted for using the equity method	158.9	166.4	199.2
Available-for-sale financial assets	39.6	57.9	59.5
Loans granted	6.9	8.5	0.9
Trade and other receivables	11.8	12.0	14.7
Deferred tax assets	96.9	96.1	91.4
Current assets	1,735.9	1,583.1	1,911.0
Loans granted	6.5	6.9	1.6
Inventories	867.3	859.6	871.1
Trade and other receivables	592.4	523.3	813.2
Income tax receivables	8.7	8.0	18.0
Available-for-sale financial assets	0.1	0.1	0.1
Cash and cash equivalents	260.9	185.3	207.0
Total assets	2,925.7	2,826.7	3,227.6
Equity of the Group	1,307.9	1,366.7	1,515.4
Group shareholders' equity	1,260.4	1,314.2	1,453.7
Share capital and premiums	502.9	502.9	502.9
Retained earnings	1,032.9	1,086.0	1,139.6
Currency translation differences and other reserves	(97.2)	(96.4)	(14.2)
Treasury shares	(178.2)	(178.4)	(174.6)
Minority interest	47.6	52.5	61.7
Non-current liabilities	708.0	516.1	605.5
Provisions for employee benefits	164.6	182.9	192.3
Financial debt	388.2	175.8	260.5
Trade and other payables	5.5	5.5	6.0
Deferred tax liabilities	38.5	31.4	30.6
Provisions	111.2	120.6	116.2
Current liabilities	909.8	943.8	1,106.7
Financial debt	125.1	186.1	189.6
Trade and other payables	694.2	676.5	836.1
Income tax payable	33.9	29.1	31.9
Provisions	56.7	52.1	49.0
Total equity & liabilities	2,925.7	2,826.7	3,227.6

Consolidated statement of changes in the equity of the Group (in million €)	Share capital & premiums	Reserves	Currency translation & other reserves	Treasury shares	Minority interest	Total for continuing operations	Equity of dis-continued operations	Total equity
Balance at the beginning of H1 2009	502.9	1,084.6	(119.0)	(177.7)	41.7	1,332.4	-	1,332.4
Result of the period	-	21.3	-	-	3.0	24.3	-	24.3
Other comprehensive income for the period	-	-	19.1	-	5.2	24.3	-	24.3
Total comprehensive income for the period	-	21.3	19.1	-	8.1	48.6	-	48.6
Changes in share-based payment reserves	-	-	2.8	-	-	2.8	-	2.8
Dividends	-	(73.0)	-	-	(0.6)	(73.6)	-	(73.6)
Changes in treasury shares	-	-	-	(0.5)	-	(0.5)	-	(0.5)
Changes in scope	-	-	-	-	(1.7)	(1.7)	-	(1.7)
Balance at the end of H1 2009	502.9	1,032.9	(97.2)	(178.2)	47.6	1,307.9	-	1,307.9
Result of the period	-	52.5	-	-	3.7	56.2	-	56.2
Other comprehensive income for the period	-	-	0.8	-	0.5	1.3	-	1.3
Total comprehensive income for the period	-	52.5	0.8	-	4.2	57.6	-	57.6
Dividends	-	-	-	-	(0.5)	(0.5)	-	(0.5)
Changes in treasury shares	-	0.6	-	(0.1)	-	0.5	-	0.5
Changes in scope	-	-	-	-	1.2	1.2	-	1.2
Balance at the end of H2 2009	502.9	1,086.0	(96.4)	(178.4)	52.5	1,366.7	-	1,366.7

Consolidated statement of changes in the equity of the Group in H1 2010 (in million €)	Share capital & premiums	Reserves	Currency translation & other reserves	Treasury shares	Minority interest	Total for continuing operations	Equity of dis-continued operations	Total equity
Balance at the beginning of H1 2010	502.9	1,086.0	(96.4)	(178.4)	52.5	1,366.7	-	1,366.7
Result of the period	-	126.9	-		3.4	130.3	-	130.3
Other comprehensive income for the period	-	-	78.1		6.4	84.5	-	84.5
Total comprehensive income for the period	-	126.9	78.1	-	9.8	214.8	-	214.8
Changes in share-based payment reserves	-	-	4.0	-	-	4.0	-	4.0
Dividends	-	(73.3)	-	-	(0.6)	(74.0)	-	(74.0)
Changes in treasury shares	-	-	-	3.8	-	3.8	-	3.8
Balance at the end of H1 2010	502.9	1,139.6	(14.2)	(174.6)	61.7	1,515.4	-	1,515.4

umicore

Consolidated cashflow statement

(in million €)	H1 2009	H2 2009	H1 2010
Profit from continuing operations	27.4	57.3	130.3
Adjustments for profit of equity companies	12.3	(3.4)	(8.7)
Adjustment for non-cash transactions	60.2	58.7	39.4
Adjustments for items to disclose separately or under investing and financing cashflows	18.3	18.5	36.5
Change in working capital requirement	153.4	48.4	(97.1)
Cashflow generated from operations	271.7	179.5	100.4
Dividend received	0.2	4.3	1.9
Tax paid during the period	1.9	(7.0)	(19.5)
Net cashflow generated by (used in) operating activities	274.9	175.8	82.7
Acquisition of property, plant and equipment	(97.7)	(72.0)	(61.0)
Acquisition of intangible assets	(5.3)	(15.5)	(14.5)
Acquisition of new subsidiaries, net of cash acquired	-	-	-
Acquisition of / capital increase in associates	(0.3)	(5.1)	(8.6)
Acquisition in additional shareholdings in subsidiaries	(2.7)	2.2	
Acquisition of financial assets	(0.1)	(5.1)	(0.3)
New loans extended	(10.0)	(1.6)	-
Sub-total acquisitions	(116.0)	(97.1)	(84.4)
Disposal of property, plant and equipment	4.4	9.5	0.6
Disposal of intangible assets	0.6	(0.8)	-
Disposal of financial fixed assets	7.0	-	-
Repayment of loans	-	-	6.6
Sub-total disposals	12.1	8.7	7.2
Net cashflow generated by (used in) investing activities	(104.0)	(88.3)	(77.2)
Own shares	(0.5)	0.5	3.8
Interest received	2.8	2.8	2.1
Interest paid	(16.2)	(4.4)	(10.2)
New loans and repayments	(73.2)	(155.7)	81.0
Dividends paid to Umicore shareholders	(72.7)	(1.1)	(72.2)
Dividends paid to minority shareholders	(0.6)	(0.5)	(0.9)
Net cashflow generated by (used in) financing activities	(160.4)	(158.3)	3.6
Effect of exchange rate fluctuations	0.1	(5.1)	7.6
Net cashflow from continuing operations	10.6	(75.9)	16.7
Net cash and cash equivalents at the beginning of the	248.4	259.0	180.3
Cash to discontinued operations	-	(2.7)	
Net cash and cash equivalents at the end of the period	259.0	180.3	197.1
of which cash and cash equivalents	260.9	185.3	207.0
of which bank overdrafts	(1.9)	(5.0)	(9.9)

umicore

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS 2010

Note 1: Basis of preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.

They do not include all the information required for full annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year 2009 as published in the 2009 Report to Shareholders and Society.

The condensed consolidated interim financial statements were authorised for issue by the Board of Directors held on 5 August 2010.

Note 2: Changes in accounting policies and presentation rules

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statement for the year ended 31 December 2009, except as described below.

IFRS 3 (revised), 'Business combinations', and consequential amendments to IAS 27, 'Consolidated and separate financial statements', IAS 28, 'Investments in associates', and IAS 31, 'Interests in joint ventures', are effective prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009.

The revised standard continues to apply the acquisition method to business combinations but with some significant changes compared with IFRS 3. All payments to purchase a business are recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement.

There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs are expensed.

As the Group has adopted IFRS 3 (revised), it is required to adopt IAS 27 (revised), 'consolidated and separate financial statements', at the same time. IAS 27 (revised) requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognised in profit or loss.

Note 3: Segment information

Condensed segment information H1 2009 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	243.1	1,084.0	2,076.8	253.0	8.4	(280.5)	3,384.8
of which external turnover	240.1	1,053.9	1,829.6	252.8	8.4	-	3,384.8
of which inter-segment turnover	3.0	30.1	247.2	0.2	-	(280.5)	-
Recurring EBIT	0.5	(9.1)	60.2	19.7	(21.8)	-	49.5
of which from operating result	5.2	1.5	60.2	18.5	(18.8)	-	66.6
of which from equity method companies	(4.6)	(10.6)	-	1.1	(3.0)	-	(17.1)
Non-recurring EBIT	(4.2)	(9.4)	0.5	6.0	1.1	-	(6.0)
of which from operating result	(2.6)	(9.4)	0.5	5.5	1.1	-	(5.0)
of which from equity method companies	(1.5)	-	-	0.5	-	-	(1.0)
IAS 39 effect on EBIT	7.1	5.2	(6.8)	(1.0)	-	-	4.6
of which from operating result	1.4	5.2	(6.8)	(1.0)	-	-	(1.2)
of which from equity method companies	5.7	-	-	-	-	-	5.7
Total EBIT	3.5	(13.3)	54.0	24.7	(20.8)	-	48.1
of which from operating result	3.9	(2.7)	54.0	23.0	(17.8)	-	60.4
of which from equity method companies	(0.4)	(10.6)	-	1.7	(3.0)	-	(12.3)
Capital expenditure	32.9	28.9	27.5	6.6	7.0	-	102.9
Depreciation & amortization	10.3	16.7	17.7	8.4	3.9	-	57.0
Non-cash expenses (income) other than depreciation	(2.0)	8.2	7.9	3.3	0.8	-	18.2
Impairment losses (reversal of impairment losses)	(1.8)	(1.2)	(3.1)	(5.8)	0.1	-	(11.8)

The battery recycling activities, previously reported under Precious Metals Products & Catalysts were transferred to Precious Metals Services in 2009.

Condensed segment information
H2 2009
(in million €)

	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	304.2	1,256.3	2,101.3	264.2	9.1	(382.5)	3,552.7
of which external turnover	301.3	1,197.3	1,781.1	263.8	9.1	-	3,552.7
of which inter-segment turnover	2.9	59.0	320.3	0.4	-	(382.5)	-
Recurring EBIT	21.1	41.8	44.5	9.9	(20.3)	-	96.9
of which from operating result	11.3	40.7	44.5	7.9	(18.6)	-	85.9
of which from equity method companies	9.7	1.1	-	1.9	(1.8)	-	11.0
Non-recurring EBIT	(2.4)	(0.6)	(9.3)	11.5	(4.6)	-	(5.4)
of which from operating result	3.4	(0.6)	(9.3)	10.5	(1.0)	-	3.0
of which from equity method companies	(5.8)	-	-	1.0	(3.6)	-	(8.4)
IAS 39 effect on EBIT	6.4	(3.4)	7.6	(9.0)	-	-	1.6
of which from operating result	5.6	(3.4)	7.6	(9.0)	-	-	0.8
of which from equity method companies	0.8	-	-	-	-	-	0.8
Total EBIT	25.1	37.8	42.8	12.3	(25.0)	-	93.0
of which from operating result	20.4	36.7	42.8	9.4	(19.6)	-	89.7
of which from equity method companies	4.7	1.1	-	2.9	(5.4)	-	3.4
Capital expenditure	18.1	33.7	18.2	10.2	7.4	-	87.5
Depreciation & amortization	10.5	17.6	19.1	8.7	3.5	-	59.3
Non-cash expenses (income) other than depreciation	(3.1)	7.0	1.5	11.1	0.7	-	17.2
Impairment losses (reversal of impairment losses)	(5.9)	(3.0)	1.1	(14.9)	1.1	-	(21.7)

The battery recycling activities, previously reported under Precious Metals Products & Catalysts were transferred to Precious Metals Services in 2009.

Condensed segment information H1 2010

(in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate & Unallocated	Eliminations	Total
Total segment turnover	350.6	1,668.9	2,912.4	340.0	11.7	(604.9)	4,678.7
of which external turnover	348.3	1,595.9	2,383.1	339.8	11.7	-	4,678.7
of which inter-segment turnover	2.3	73.0	529.4	0.2	-	(604.9)	-
Recurring EBIT	39.5	67.4	87.3	13.4	(21.3)	-	186.3
of which from operating result	21.2	66.2	87.3	12.2	(20.4)	-	166.5
of which from equity method companies	18.3	1.2	-	1.2	(0.9)	-	19.8
Non-recurring EBIT	0.8	1.5	(2.0)	(8.3)	(4.0)	-	(12.0)
of which from operating result	0.8	1.5	(2.0)	(7.8)	1.8	-	(5.8)
of which from equity method companies	-	-	-	(0.4)	(5.8)	-	(6.2)
IAS 39 effect on EBIT	(4.7)	(1.3)	(2.3)	11.3	-	-	3.1
of which from operating result	(0.5)	(0.6)	(2.3)	11.3	-	-	8.0
of which from equity method companies	(4.2)	(0.7)	-	-	-	-	(4.9)
Total EBIT	35.6	67.7	83.0	16.4	(25.2)	-	177.5
of which from operating result	21.5	67.1	83.0	15.7	(18.6)	-	168.7
of which from equity method companies	14.1	0.6	-	0.7	(6.6)	-	8.7
Capital expenditure	16.4	25.5	23.0	5.0	5.5	-	75.5
Depreciation & amortization	11.2	18.9	17.8	8.8	4.0	-	60.7
Non-cash expenses (income) other than depreciation	5.5	(1.4)	4.2	(11.6)	0.2	-	(3.1)
Impairment losses (reversal of impairment losses)	0.6	(2.9)	3.4	8.7	(0.5)	-	9.3

umicore

Note 4: Non-recurring results and IAS 39 impact included in the results

Impact of IAS 39 & non-recurring elements (in million €)	**Continuing total**	**of which: Recurring**	**Non-recurring**	**IAS 39 effect**
2009 H1				
Profit from operations	60.4	66.6	(5.0)	(1.2)
of which income from other financial investments	0.2	(0.2)	0.4	-
Result of companies accounted for using the equity method	(12.3)	(17.1)	(1.0)	5.7
EBIT	48.1	49.5	(6.0)	4.6
Finance cost	(10.3)	(17.4)	-	7.0
Tax	(10.4)	(9.8)	0.7	(1.3)
Net result	27.4	22.4	(5.3)	10.3
of which minority share	3.0	2.7	(0.1)	0.3
of which Group share	24.4	19.7	(5.2)	10.0
2009 H2				
Profit from operations	89.7	85.9	3.0	0.8
of which income from other financial investments	0.3	0.3	-	-
Result of companies accounted for using the equity method	3.4	11.0	(8.4)	0.8
EBIT	93.0	96.9	(5.4)	1.6
Finance cost	(25.6)	(16.3)	-	(9.3)
Tax	(10.2)	(14.9)	1.9	2.8
Net result	57.3	65.7	(3.5)	(4.9)
of which minority share	3.7	3.5	0.2	0.1
of which Group share	53.6	62.2	(3.7)	(5.0)
2010 H1				
Profit from operations	168.7	166.5	(5.8)	8.0
of which income from other financial investments	1.2	0.5	0.6	-
Result of companies accounted for using the equity method	8.7	19.8	(6.2)	(4.9)
EBIT	177.5	186.3	(12.0)	3.1
Finance cost	(15.9)	(9.9)	-	(6.0)
Tax	(31.3)	(33.4)	2.7	(0.5)
Net result	130.3	143.0	(9.3)	(3.4)
of which minority share	3.4	3.3	-	0.1
of which Group share	126.9	139.7	(9.3)	(3.5)

At June 30, the impact of non recurring items on EBIT was € -12.0 million, affecting the Group share's net result by € -9.3 million. Due to the drop of the zinc price, new impairments were taken on metal inventories for € 7.3 million. These impairments will be reversed once the zinc price rises again. Other major items were the impairment on the goodwill in Hycore for € 4.2 million and the creation of a provision for a possible future VAT litigation in Hycore for € 1.5 million.

IAS 39 accounting rules had a positive effect on EBIT of € 3.1 million. The impact concerns timing differences imposed by IFRS that relate primarily to transactional and structural metal and currency hedges. All IAS 39 impacts are non-cash in nature.

Note 5: Share based payments

A charge of € 4.0 million was recognised in the income statement in respect of stock options and shares granted to senior executives of the company in 2010.

Note 6: Financial instruments

a) Cash-flow hedges

The € -15.3 million consist of € -4.9 million on forward commodity contracts and € -10.4 million on forward currency contracts.

b) Embedded derivative

In 2006 a contractual situation became active whereby variable price adjustments (embedded derivative) occur on the sale (host contract) in 1992 of the participation and loans of Aurifère de Guinée, a gold mining concession in Guinea. The changes in the estimated present value of potential income from this source amounted to € 0.6 million.

Note 7: Shares

The total number of shares at the end of June is 120,000,000.

Of the 7,506,197 treasury shares held at the end of 2009, 21,000 shares were used for the 2010 employee free share program and 470,175 shares were used to honour the exercising of stock options during the period. On 30 June 2010, Umicore owned 7,015,022 of its treasury shares, representing 5.85% of the total number of shares issued at that date.

Note 8: IFRS developments

The following new standards and amendments to standards have been endorsed by the EU and effective for annual periods beginning on 1 January 2010:

- IFRS 1 (revised and amendments) 'First-time adoption of IFRS'. This standard is not applicable for the Group.
- IFRS 3 (revised) 'Business combinations'. This standard is applicable for the Group.
- IAS 27 (revised) 'Consolidated and separate financial statements'. This standard is applicable for the Group.
- Amendment to IAS 39 'Financial instruments: Recognition and measurement', on Eligible hedged items. This standard is applicable for the Group.
- Amendment to IFRS 2 'Share based payments – Group cash-settled share-based payment transactions'. This standard is applicable for the Group.

- IFRIC 12 'Service concession arrangements'. This standard is not applicable for the Group.
- IFRIC 15 'Arrangements for construction of real estate'. This interpretation is not applicable for the Group.
- IFRIC 16 'Hedges of a net investment in a foreign operation. This interpretation is applicable for the Group.
- IFRIC 17 'Distributions of non cash assets to owners'. This interpretation is applicable for the Group.
- IFRIC 18 'Transfer of assets from customers'. This interpretation is applicable for the Group.

The following new standards, amendments to standards and interpretations endorsed by the EU but not yet effective for annual periods beginning 1 January 2010 have not been early adopted:

- Revised IAS 24 'Related Party Disclosures' (effective 1 January 2011)
- Amendments to IAS 32 'Classification of Rights Issues' (effective 1 February 2010)
- Amendment to IFRIC 14 'Prepayments of a Minimum Funding Requirement' (effective 1 January 2011)

The management is currently assessing the impact of these new standards and amendments on the Group's operations.

Note 9: Contingencies, accounting estimates and adjusting events

Except for the case on the VAT settlement with the Belgian special tax inspection examined by the European authorities which is now closed, there were no changes in contingencies since the publication of the 2009 annual report.

Moreover, there were no changes in accounting estimates and no adjusting or non-adjusting events arose between the balance sheet date and the date at which the interim condenses financial statements have been authorized for issue.

umicore

Glossary

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any write-downs on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT – non-recurring EBIT – IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or c) Derivatives embedded in executory contracts , which implies that the change in fair value on the embedded derivatives must be recognized in the income statement as opposed to the executory component where the fair value change in the income statement cannot be recognized.
EBITDA	EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.
Revenues (excluding metal)	All revenue elements – value of purchased metals.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed.
Capital employed	Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.
Average capital employed	For half years: average of capital employed at start and end of the period. For full year: average of the half year averages.
Capital expenditure	Capitalized investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities
Net financial debt	Non current financial debt + current financial debt – cash and cash equivalents – loans granted in a non-operating context.
Gearing ratio	Net financial debt / (net financial debt + equity of the Group)
R&D expenditure	Gross research and development charges, including capitalised costs

EPS	Earnings per share for equity holders.
EPS, basic	Net earnings, Group share / average number of (outstanding shares – treasury shares).
EPS, diluted	Net earnings, Group share / (average number of (outstanding shares – treasury shares) + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of (outstanding shares – treasury shares).
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of (outstanding shares – treasury shares) + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

The above financial definitions relate to non-IFRS performance indicators except for 'EPS, basic' and 'EPS, diluted'.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

umicore

For more information

Investor Relations:

Mr. Geoffroy RASKIN	+32 2 227 71 47		geoffroy.raskin@umicore.com
Mrs. Katleen VANDERSMISSEN	+32 2 227 78 38		katleen.vandersmissen@umicore.com
Media Relations:			
Mr. Bart CROLS	+32 2 227 71 29	+32 476 98 01 21	bart.crols@umicore.com
Director of Group Communications:			
Mr. Tim WEEKES	+32 2 227 73 98		tim.weekes@umicore.com

Financial calendar

20 October 2010	2010 3rd quarter trading update
10 February 2011	2010 full year results publication
26 April 2011	AGM and 2011 1st quarter trading update
4 August 2011	2011 half year results publication

Umicore profile

Umicore is a materials technology group. It focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 6.9 billion (€ 1.7 billion excluding metal) in 2009 and currently employs some 14,300 people.

A conference call and audio webcast will take place today at 09:30 CET in Brussels.
Please visit: http://www.investorrelations.umicore.com/en/financialCalendar/ConfCall20100806.htm



LIMITED LIABILITY COMPANY
Registered Office: rue du Marais 31 Broekstraat - 1000 Brussels
VAT BE 0401.574.852 RLE Brussels

The shareholders are kindly invited to attend the extraordinary general meeting, which will be held on Wednesday 6 October 2010, at 9.30 a.m., in the registered office of Umicore, Broekstraat 31 rue du Marais, 1000 Brussels.

In order for the following resolutions to be validly adopted, the attendance conditions set out in articles 558 and 620 in conjunction with 559 of the Belgian Companies Code must be complied with, namely that the shareholders present or represented at the meeting must hold at least half of the capital.

From past experience, it is likely that this meeting will not reach the required quorum and therefore will not be able to deliberate validly.

If this is the case, a new extraordinary general meeting of shareholders will be convened for 29 October 2010, at 9.30 a.m. This extraordinary general meeting will deliberate irrespective of the number of shares present or represented.

In order to facilitate the keeping of the attendance list on 6 October 2010, the shareholders or their representatives will be invited to register as of 8.30 a.m.

AGENDA

1. Motion to renew the authorisation to acquire own shares.
   <u>*Proposed resolutions:*</u>
   - *The general meeting authorises the company to acquire own shares in the company on a regulated market, from 29 October 2010 until 28 April 2012 (included), within a limit of 10% of the subscribed capital, at a price per share comprised between four euros (EUR 4.00) and seventy-five euros (EUR 75.00).*
   - *The general meeting authorises the company's subsidiaries to acquire shares in the company on a regulated market, in accordance with the conditions of the authorisation granted to the company itself.*
2. Review and discussion of the draft terms of the contemplated merger between Umicore NV/SA (absorbing company) and its 100% subsidiary, Umicore Oxyde Belgium NV/SA with registered office in 3550 Heusden-Zolder, Industriezone Zolder-Lummen Zuid (company to be absorbed), as drawn-up by the boards of directors of the merging companies in accordance with Article 719 of the Companies Code. These draft terms of the merger were drawn-up on 23 August 2010 and were lodged with the Clerk's office of the Commercial Courts of Brussels and Hasselt. The shareholders are entitled to receiving a free copy of the merger proposal at the registered office of Umicore NV/SA.
3. Motion to approve the draft terms of the merger dated 23 August 2010, as drawn-up by the boards of directors of the merging companies.
   <u>*Proposed resolution:*</u>
   - *The general meeting approves the draft terms of the merger dated 23 August 2010, as drawn-up by the boards of directors of Umicore NV/SA (absorbing company) and Umicore Oxyde Belgium NV (company to be absorbed).*
4. Motion to approve the transaction whereby Umicore NV/SA (absorbing company) absorbs its 100% subsidiary, Umicore Oxyde Belgium NV (company to be absorbed) through an operation equivalent to a merger as meant under Article 676, 1° of the Companies Code. As a result of this transaction all assets and liabilities of the company to be absorbed, without exception or general reservation, will be transferred to the absorbing company,
   <u>*Proposed resolution:*</u>
   - *The general meeting approves the transaction whereby Umicore NV/SA (absorbing company) absorbs its 100% subsidiary, Umicore Oxyde Belgium NV (company to be*

absorbed) through an operation equivalent to a merger as meant under Article 676, 1° of the Companies Code. As a result of this transaction all assets and liabilities of the company to be absorbed, without exception or general reservation, will be transferred to the absorbing company.

Conditions for admission to the extraordinary general meeting:

Pursuant to article 536 of the Belgian Companies Code and to article 17 d) of the articles of association, and as a derogation of the conditions set forth in a) to c) of said article 17, the board of directors has decided that the shareholders will be admitted to, and can vote at, the extraordinary general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Wednesday 29 September 2010**, at midnight (Belgian time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the extraordinary shareholders meeting.

In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

For holders of registered shares:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach Umicore **at the latest on Wednesday 29 September 2010 at midnight** (Belgian time)
By fax: +32 2 227 79 13
Or by e-mail: bjorn.dejonghe@umicore.com or baudouin.caeymaex@umicore.com
The holding of the shares on the Record Date will be assessed by Umicore on the basis of the entries in the book of registered shares.

For holders of printed bearer shares (Umicore shares existing before the share split: ISIN BE0003626372)

Holders of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Wednesday 29 September 2010**, before the close of business at such branch. The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank.

We would particularly like to draw your attention to the fact that since 1st January 2008, pursuant to the Belgian legislation on the abolishment of bearer shares, the deposit of any printed bearer shares with a financial institution by a shareholder in view of participating in a general meeting causes the automatic dematerialisation of his/her bearer shares and their registration in a dematerialised deposit account with said financial institution. It is no longer possible to deliver back printed bearer shares to shareholders if those shares have been deposited with a financial institution.
The number of dematerialised shares registered in the deposit account will take into account the split of the shares by a factor of five decided by the extraordinary general meeting of shareholders held on 5 February 2008.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Wednesday 29 September 2010 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

BANQUE DEGROOF/BANK DEGROOF
BNP PARIBAS FORTIS
DEXIA BANQUE/DEXIA BANK
ING
KBC
PETERCAM

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore. The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com, or through the above-mentioned financial institutions. The signed original of the postal voting form must reach the company's registered office (attention B. Dejonghe) by **Thursday 30 September 2010 at the latest.**

The shareholders **can participate in the general meeting through a proxy holder. Proxy forms** may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions. Signed original proxies must reach the company's registered office (attention B. Dejonghe) by **Thursday 30 September 2010 at the latest**.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organisations declaring being authorised to act as owners of the shares by the effective shareholder will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in the City Parking, boulevard Pachéco 7, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore.